Exhibit 12

NDS GROUP PLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the six months ended December 31, (Unaudited)
(in thousands, except ratio)	2006	2005

Consolidated pretax income from continuing operations	$94,502	$76,439

Interest portion of rental expense	3,003	2,605

Earnings	$97,505	$79,044

Fixed charges, being interest portion of rental expense	$3,003	$2,605

Ratio of earnings to fixed charges	32.5	30.3